TSX, NYSE: AKG

ASANKO GOLD INITIATES PHASE 1 OF AGM AND

APPOINTS KEY CONTRACTORS

Highlights:

•

DRA and Knight Piesold appointed as EPCM contractor and Tailings Storage Facility design contractor, respectively

•

Phase 1 of the AGM targeting 220,000 ounces of gold production per year for the first five years

•

3Mtpa CIL plant and mine site fully permitted, with capital cost estimate of US$298m1

•

Phase 1 fully financed with US$255m2 in cash on hand and debt facility of US$150m3

•

Updates to Nkran and Adubiaso resource estimates and mine plans well underway

•

Investment Decision to proceed with Phase 1 expected early Q3 2014

•

First gold production targeted for Q1 2016

Vancouver, British Columbia, April 3, 2014 – Asanko Gold Inc. (“Asanko”) (TSX, NYSE MKT: AKG) is pleased to announce it has appointed DRA as the Engineering, Procurement, Construction and Management (“EPCM”) contractor for the design and construction of Phase 1 of the Asanko Gold Mine (“AGM”) Project in Ghana, following a competitive bidding process.

Based in Johannesburg, South Africa, DRA has successfully worked with the leadership team at Asanko on multiple projects in Africa over many years and has recently completed engineering work on Asanko’s Esaase project.  DRA is a well-known and highly respected EPCM contractor, with a strong track record of successfully building, commissioning and operating gold plants across Africa.  Recently, DRA has acted as EPCM contractor for Randgold Resources on the 7.2 million tonne per annum (“Mtpa”) gold processing facilities and associated infrastructure at the recently built and commissioned Kibali site in the DRC and is currently working as the EPCM contractor for Aureus Mining at their New Liberty Project in Liberia.

Peter Breese, President and CEO, said “The appointment of DRA as EPCM contractor marks the initiation of Phase 1 at our flagship project, the Asanko Gold Mine, which will form the foundation of our vision to become a mid-tier gold producer. My team and I have worked extensively with DRA for many years and together we have successfully built and commissioned mines in Africa that have all been delivered on time and on budget. It is this track record that gives us confidence that we will be able to deliver first gold in Q1 2016.

Work is progressing well on all other fronts and the Board is targeting to make an investment decision mid-year.  We are fully funded for Phase 1 with US$255 million cash and we are making good progress with Red Kite to modify the security provisions and loan documentation for our existing agreements.  We expect to have these revisions completed in Q2 2014.”

In addition, the Company has appointed Knight Piesold to design the TSF and carry out detailed geotechnical engineering works for the site. Knight Piesold are well known in Ghana and have designed, built and operated several tailings storage facilities in the country. They have reviewed the current TSF design and concluded that the selected location can be expanded to hold tailings from both Phase 1 and Phase 2 operations.

AGM Phase 1

Phase 1 is based on PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 20121.  Asanko is currently updating the DFS capital and operating cost estimates.

As part of the competitive EPCM tendering process, Asanko received and reviewed a selection of bids for the process facilities.  Based on this, the Company believes that the US$83.7 million capital cost for the construction of the processing plant included in the DFS capital cost estimate of US$298 million is still valid.

As well, the Company is modifying certain technical elements to incorporate Phase 2’s future requirements.

Asanko has also undertaken work on enhancing the information utilized to complete the Mineral Resource Estimate at Nkran and Adubiaso. The updated Mineral Resource Estimate for these two deposits will form the basis of the detailed mine plan, which will be completed by mid-year along with the Project’s Control Budget Estimate to allow Asanko’s Board to make the full investment decision.  A full update on all the Company’s Mineral Reserves and Resources will be published as normal course of business with our 2014 year-end filings.

The September 2012 Feasibility Study for Phase 1 targeted approximately 220,000 ounces of annual gold production over the first five years of mine life via an open pit contractor mining operation and a 3 Mtpa carbon-in-leach (“CIL”) processing plant (see attached flow sheet).  The primary source of feed material for the CIL plant will be the Nkran and Adubiaso pits. In addition, the Company will be investigating the potential for the newly discovered Dynamite Hill deposit to provide additional feed material in the early years of production.

Nkran is an existing pit that was mined from 1998-2002 and requires approximately four months of dewatering prior to starting the pre-strip.  The Company has a permit to dewater the pit and expects to commence pumping later in 2014.

The plant, mine and associated infrastructure, such as the tailings storage facility (“TSF”) and waste rock dumps, have been fully permitted for construction to start. Detailed design of the plant is well advanced and is in the process of being transitioned to DRA.

The SAG and ball mills, which were ordered in 2012, have been fabricated. The manufacture of the SAG mill liners and girth gears for both mills will start as soon as the Company has made an investment decision. Due to the advanced nature of the mills fabrication, it is expected that the mills will be ready for delivery well ahead of the dates required in the final project schedule.

An investment decision to proceed with Phase 1 is expected by the Asanko Board in early Q3 2014, followed by a 21 month construction and commissioning period, with first gold targeted during Q1 2016.  Early works site preparation activities are due to commence shortly.

 Project Schedule and Key Milestones

The Company is working towards the following milestones:

•

Commencement of early works

Q2 2014

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Commencement of near mine resource definition drilling on Dynamite Hill

Q2 2014

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Finalize revisions to the Red Kite financing arrangements

Q2 2014

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Investment Decision for Phase 1

Q3 2014

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Evaluate trade off studies for Phase 2

Q4 2014

•

Project Construction

Q3 2014 to Q1 2016

•

Commissioning and Ramp-up

Q1 2016

•

Steady State Production of >200,000 oz/year

Q2 2016

Notes:

1.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com

2.

Estimated cash balance as at February 6, 2014 which was the time of the close of the PMI Gold acquisition by Plan of Arrangement.

3.

Project debt facility arranged with Red Kite Mine Finance.  See news release dated October 24, 2013.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

About Asanko Gold

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

About DRA

Based in Johannesburg, South Africa, DRA is a well-known and highly respected EPCM contractor, with a strong track record of successfully building, commissioning and operating gold plants across Africa.  Recently, DRA has acted as EPCM contractor for Randgold Resources on the 7.2Mtpa gold processing facilities and associated infrastructure at the recently built and commissioned Kibali site in the DRC and is currently working as an EPCM contractor for Aureus Mining at their New Liberty Project in Liberia.

About Knight Piesold

Knight Piésold is an international consulting company providing engineering and environmental services for the mining, power, water, transportation and construction sectors.  Knight Piésold has been involved in the design of tailings management facilities for over 400 mining projects throughout the world. Knight Piésold has established strong working relationships with specialist groups that provide support for the design of tailings thickeners, slurry pipelines, filtering plants, and paste tailings plants in order to provide complete and comprehensive design and operational expertise for tailings management.

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Return Water to Plant
Cyanide Detoxification
Pre-Leach & Carbon In Leach
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Attachment - Flow Sheet for the 3Mtpa CIL Process Plant

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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